Summary

Bowyer Research urges shareholders to vote AGAINST Proposal 4, on the 2024 proxy ballot of Starbucks Corporation (“Starbucks” or the “Company”). The “Resolved” clause of Proposal No. 4 states:

Shareholders request that Starbucks issue a report examining any costs to Starbucks’ reputation and any impact on its projected sales incurred as a result of its ongoing upcharge on plant-based milk. The board should summarize and present its findings to shareholders by the end of the third quarter of the current fiscal year. The report should be completed at a reasonable cost and omit proprietary information.

The supporting statement to this Proposal1, submitted by People for the Ethical Treatment of Animals (PETA, henceforth the “Proponent”), contends that:

1.Upcharging on plant-based milks (oat milk, etc.) is contributing to a loss of revenue for Starbucks, particularly among Generation Z consumers.

2.Starbucks’ upcharging on plant-based milks is contributing to racial inequality, due to racial disparity in lactose intolerance.

3.Starbucks’ upcharging on plant-based milks impedes its “corporate responsibility.”

These assertions, however, are based on false argumentation and analysis that:

1.Ignores key realities of Starbucks’ production process.

2.Levies bizarre and completely unsubstantiated allegations of discrimination.

3.Presupposes an activist framework for Starbucks’ corporate responsibility.

1.The Proposal ignores key realities of Starbucks’ production process.

In its proposal, PETA asserts that “[d]airy milk has been declining in popularity since the 1970s, and U.S. dairy consumption recently hit an all-time low.” The Proponent’s statement, while true, ignores an economic fact some may deem significant: plant-based milk is more expensive than dairy milk. Dairy milk is a centuries-old staple for American consumers—as such, its production

1 https://s22.q4cdn.com/869488222/files/doc_financials/2024/ar/2024-proxy-statement.pdf is coordinated2 by an “exceptionally efficient supply chain” rendering it more affordable than modern plant-based options with still-developing supply chains and nascent production practices. While the Proponent argues several legitimate points regarding Gen-Z milk consumers and their spending power/preferences, they conveniently ignore the fact that oat milk can run double the price of traditional dairy options. PETA is asking Starbucks to ignore basic market realities and production prices to accommodate the preferences of the less than quarter of the American population3 who consume dairy alternatives at all. Plant-based milk is more expensive and therefore commands a premium from the buyer—bafflingly, these simple economic realities eluded PETA in its analysis.

2.The Proposal levies bizarre and completely unsubstantiated allegations of discrimination.

In its supporting statement, PETA argues that “[m]ost people of color suffer from some form of lactose intolerance,” clearly stating that Starbucks’ choice to charge more for a more expensive product is “penaliz[ing] individuals for who they are.” The Proponent’s supporting statements contain several unconnected and unsubstantiated assertions, the rationale for which eludes the logical reader. PETA asserts that “Gen Alpha parents have already begun talking with their children about issues like racism”— given that the oldest members of Generation Alpha4 were born in 2010, the reference to this ostensible cadre of 14-year-old Starbucks consumers as a pivotal stakeholder demographic remains an unclear reason for the Corporation to alter its practices.

Further, PETA’s implied premise that upcharging for plant-based milk furthers racial discrimination is similarly bizarre—in the absence of any racial animus, and given the fact that Starbucks actively offers a plethora of dairy alternatives at affordable market-based prices, the Proponent’s evidence-free non sequitur argument ought to be dismissed similarly.

2 https://www.marketplace.org/2023/11/17/why-does-oat-milk-cost-more-than-dairy-milk/

3https://www.mckinsey.com/industries/agriculture/our-insights/similar-yet-different-meet-todays-consumer-of-dairy-and-alternatives

4 https://www.axios.com/2024/01/01/gen-alpha-charactertistics-technology-school-climate

3.The Proposal presupposes an activist framework for Starbucks’ corporate responsibility.

In its supporting statement, PETA asserts that “Failure to meet publicly stated corporate responsibility goals has been known to negatively impact consumer sentiment toward companies.” PETA’s clear implication from this Proposal is that Starbucks ought to ignore market factors and offer plant-based milk at a corporate loss to win over a younger customer base, and (ostensibly) contribute to PETA’s conception of climate/racial justice. Yet, this Proposal betrays a profoundly activist framework to Starbucks’ fiduciary obligations: the Corporation’s ability to generate value for shareholders must be handcuffed to arbitrary price demands backed up by nothing more than vacuous references to cultural buzzwords.

Conclusion

As demonstrated, Proposal No. 4 fails to advance positive change for Starbucks and its shareholders by:

1.Ignoring key realities of Starbucks’ production process.

2.Levying bizarre and completely unsubstantiated allegations of discrimination.

3.Presupposing an activist framework for Starbucks’ corporate responsibility.

More expensive products command higher prices from consumers, and the food and beverage industry is no exception to this reality. PETA may have a rational basis for pushing its given narrative on dairy alternatives—although, to date, they have yet to provide any—but their current demands represent the kind of economically ignorant activism that, if humored, can hijack a brand’s operational philosophy, decrease value for shareholders, and create both financial and reputational risk to both Board and Company.